September 16, 2019

Wangchun Ye
Chairman and Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 26, 2019
           CIK No. 0001780531

Dear Dr. Ye:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 78

1. We note your response to prior comment 5. Assuming that you have now disclosed all key operating metrics that you regularly review, please revise your disclosure at the top of this page to clarify this point. In this regard, your current disclosure seems to imply there are other key operating metrics that you regularly review; some of which you have disclosed here and some of which you have not disclosed.
 Wangchun Ye
FirstName LastNameWangchun YeCo., Ltd.
OneConnect Financial Technology
Comapany 16, 2019
September NameOneConnect Financial Technology Co., Ltd.
September 16, 2019 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment 5 and the related revised disclosure regarding revenue per premium customer. Please further revise to clarify why the substantial increase in number of new premium customers did not drive a similarly substantial increase in premium customer revenue. With respect to this point, please explain and disclose whether new premium customers tend to purchase lower priced products, a fewer number of products, etc. that would explain why revenue did not increase accordingly.
3. We note your response and revised disclosure to prior comment 6. Please tell us whether you are aware of any other legal entities that fall under the same corporate group and are considered one consolidated customer. If so, please revise to disclose this information for each such customer. Further, please revise to disclose your definition of a customer, specifically addressing how you treat legal entities that are consolidated by one corporate group as one customer.
4. We note your response and revised disclosure to prior comment 8. Please revise to clarify whether the total number of customers presented represents both premium and basic customers combined, or whether this represents only basic customers. If the former, please revise footnote 2 to disclose the information provided in your response letter regarding how and when you evaluate premium customer count (i.e., annually). If the latter, please further revise to present revenue from premium and basic customers on separate line items and clarify this information in separate footnotes to the table.
5. We note your response to prior comment 11 regarding the net expansion rate for 2017.
         However, it appears that additional information is necessary to understand the extent to which the rate changed from the prior period. Please revise to disclose the net expansion rate for 2017 to provide appropriate context regarding a key operating metric that you have presented.
6. We note your response to prior comment 12. Please revise to provide this information in your disclosure to explain why you review this metric only for premium customers. In this regard, please clarify that you do not review net expansion rate for Ping An Group but, rather, you review year-on-year revenue as an indicator of growth. Also, clarify why you do not look at net expansion rate for basic customers, as a significant majority are non-paying and the ratio would be misleading. Finally, revise the first paragraph of your disclosure to clarify that you use this metric to evaluate premium customer acquisition, retention and expansion.
Liquidity and Capital Resources, page 90

7. Please refer to prior comment 14 and disclose the identities of the other three banks with which you have credit facility agreements. We note that you have a revolving credit of
         $349.6 million with one of these banks, of which you have drawn down $174.7 million which represents 15% of your total assets as of June 30, 2019. Wangchun Ye
OneConnect Financial Technology Co., Ltd.
September 16, 2019
Page 3
Principal [and Selling] Shareholders, page 164

8. Please refer to prior comment 17 and disclose the names of members of the RC
         Management Committee, including the employees of Ping An Group and its subsidiaries.
         Given that these committee members are employees of an affiliate of the company, it appears that disclosure should be provided regarding their identity and the nature of any material relationships with the company or with the affiliate. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure
         Interpretations.
Description of Share Capital
History of Securities Issuances
Ordinary Shares, page 177

9. You disclose that View Foundation's selling shareholder has agreed to apply RMB66.6 million from the proceeds of the consideration you pay to acquire View Foundation to subscribe for a certain number of your ordinary shares. Please tell us the timing of the acquisition. Clarify whether the selling shareholder intends to participate in this registered offering or whether you are issuing the shares concurrently pursuant to an exemption from registration. Revise to identify the selling shareholders and any other conditions to closing.
Consolidated Statements of Comprehensive Income, page F-3

10.    We note your response to prior comment 20. We also note, as disclosed in note 2.8, that
       you have determined the useful lives of your intangible assets, including application and platform assets (3 years) and purchased software assets (2-5 years). Guidance in IAS
       38.88-93 requires determination of both how the asset will be used and consumed, as well as the period of benefit. Given this requirement, it is unclear from your response why you are unable to reliably determine the portion of your intangible assets' utility that was consumed related to cost of revenue versus research and development. We further note that your current income statement presentation of functional expenses that excludes amortization of intangible assets results in the presentation of functional expense income statement line items that are incomplete, and it appears that your current presentation does not provide investors any insight into the total cost you incurred to generate revenue or the amount incurred for other functional activities, such as research and development.
FirstName LastNameWangchun Ye financial statement presentation to report line items
       Accordingly, please revise your
Comapany NameOneConnect Financial Technology Co., Ltd. are complete or further advise.
       comprised of functional expenses of a similar nature that September 16, 2019 1 paragraphs 15, 29, 85, 85A, 99, and 103.
       Refer to IAS Page 3
FirstName LastName
 Wangchun Ye
FirstName LastNameWangchun YeCo., Ltd.
OneConnect Financial Technology
Comapany 16, 2019
September NameOneConnect Financial Technology Co., Ltd.
Page 4
September 16, 2019 Page 4
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services
cc:      Shuang Zhao, Esq.